FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc (the "Company")

Board and Committee changes

The Company announces that Manvinder Singh (Vindi) Banga will join the Board of the Company as a Non-Executive Director on 1 September 2015.

Mr Banga will succeed Sir Deryck Maughan as Senior Independent Director with effect from 5 May 2016. Sir Deryck will not seek re-election to the Company's Board at the Company's 2016 Annual General Meeting and will retire from the Board at the conclusion of the meeting.

Commenting on the appointment, Sir Philip Hampton, Chairman Designate, said "I am delighted that Vindi is joining the Board.

Vindi brings with him many years of experience and a track record of delivering outstanding performance in a highly competitive global consumer-focused industry which will be invaluable to GSK. My colleagues and I very much look forward to welcoming him to the Board."

Mr Banga worked for Unilever plc from 1977 to 2010 in a number of senior positions. In his last role at Unilever, he was President of the Global Foods, Home & Personal Care businesses, as well as being member of the Unilever Executive Board. He is currently a partner at the private equity fund Clayton Dubilier & Rice and Chairman of the Supervisory Board of Mauser Group. He is also Senior Independent Director of Marks & Spencer Group plc and a Non Executive Director at Thomson Reuters Corporation.

The Company also announces the following changes to its Board Committees with effect from 8 May 2015:

Urs Rohner, Non-Executive Director, has been appointed Chairman of the Remuneration Committee in anticipation of Tom de Swaan's retirement from the Company's Board at the conclusion of today's Annual General Meeting. Mr Rohner has been a member of the Remuneration Committee since his appointment to the Board on 1 January 2015.

Lynn Elsenhans, Non-Executive Director, has been appointed Chairman of the Corporate Responsibility Committee in anticipation of Sir Christopher Gent's retirement from the Board at the conclusion of today's Annual General Meeting. Ms Elsenhans has been a member of the Corporate Responsibility Committee since 1 October 2012.

V A Whyte
Company Secretary

7 May 2015

Notes

1. As Non-Executive Director of GSK, Mr Banga will receive standard annual fees of £85,000 per annum. As for all GSK Non-Executive Directors, to enhance the link between directors and shareholders, at least 25% of his fees will be paid in the form of Ordinary Shares and allocated to a share account, and he will be able to invest part or all of the balance of his fees into the same share account. His fees will increase by a further £30,000 from 5 May 2016 when he becomes GSK's Senior Independent Director.

2. The Board has determined that Mr Banga will be an independent Non-Executive Director, in accordance with the UK Corporate Governance Code. In addition, the Company confirms that there are no further disclosures to be made in connection with Mr Banga's appointment in accordance with Listing Rule 9.6.13R.

3. Mr Rohner will receive an additional fee of £20,000 per annum to chair the Remuneration Committee.

4. Ms Elsenhans will receive an additional fee of £20,000 per annum to chair the Corporate Responsibility Committee.

5. With effect from 1 September 2015, the composition of the Board of GSK will be as follows:

Sir Philip Hampton	Non-Executive Chairman
Sir Andrew Witty	Chief Executive Officer
Mr Simon Dingemans	Chief Financial Officer
Dr Moncef Slaoui	Chairman, Global Vaccines
Professor Sir Roy Anderson	Independent Non-Executive Director
Mr Vindi Banga	Independent Non-Executive Director
Dr Stephanie Burns	Independent Non-Executive Director
Ms Stacey Cartwright	Independent Non-Executive Director
Ms Lynn Elsenhans	Independent Non-Executive Director
Ms Judy Lewent	Independent Non-Executive Director
Sir Deryck Maughan	Senior Independent Non-Executive Director
Dr Daniel Podolsky	Independent Non-Executive Director
Mr Hans Wijers	Independent Non-Executive Director
Mr Urs Rohner	Independent Non-Executive Director

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 07, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc